Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1)             Registration Statement (Form S-8 No. 333-140446) pertaining to the CTC Media, Inc. 1992 Stock Option Plan, 1997 Stock Option/Stock Issuance Plan, options to purchase shares pursuant to non-plan Stock Option Agreements and rights to acquire shares pursuant to a Share Appreciation Rights Agreement;

2)             Registration Statement (Form S-8 No. 333-162899) pertaining to the CTC Media, Inc. 2009 Stock Incentive Plan, and option to purchase shares pursuant to a Non-Plan Stock Option Agreement.

of our reports dated March 6, 2013, with respect to the consolidated financial statements of CTC Media, Inc. and the effectiveness of internal control over financial reporting of CTC Media, Inc included in this Annual Report (Form 10-K) of CTC Media, Inc for the year ended December 31, 2012.

/s/ Ernst & Young LLC
Moscow, Russia
March 6, 2013